Exhibit 99.1

EFFECTIVE DATE:                         2018

PHOENIX NEW MEDIA LIMITED

RULES OF THE

SHARE OPTION SCHEME

PHOENIX NEW MEDIA LIMITED

RULES OF THE SHARE OPTION SCHEME

1.                                      PURPOSE OF THE SCHEME

The purpose of the Scheme is to recognise the contribution or potential contribution of the executives, employees, directors, consultants, advisers, agents, business partners, joint venture partners, service providers and contractors of the Company and/or the Affiliates by granting Options to them as incentives or rewards.

2.                                      DEFINITIONS AND INTERPRETATION

2.1                               In these rules, unless the context otherwise requires, the following words and expressions shall have the respective meanings set out opposite them:

“Affiliate”

any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company;

“associate”	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;

“Auditors”	the auditors for the time being of the Company, or an independent financial adviser appointed by the Board;

“Board”	the board of Directors for the time being;

“business day”	a day on which GEM or the Main Board (as the case may be) is open for the business of dealing in securities;

“chief executive”	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;

“close associate”	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;

“Companies Law”	the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands;

“Company”	Phoenix New Media Limited, a company incorporated in the Cayman Islands, an indirect wholly-owned subsidiary of Phoenix as at the date of adoption of the

Scheme;

“connected person”	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;

“Directors”	the directors of the Company from time to time;

“Effective Date”	the date on which the Scheme is approved by an ordinary resolution of Phoenix in general meeting;

“Eligible Person”

(a) any executive, employee or director of the Company or any Affiliate; and (b) any consultant, adviser, agent, business partner, joint venture partner, service provider, contractor who, as determined at the sole discretion of the Board, has or may have contribution to the Company or any Affiliate;

“GEM”	the Growth Enterprise Market operated by the Stock Exchange;

“GEM Listing Rules”	the Rules Governing the Listing of Securities on GEM;

“Group”	Phoenix and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Main Board Listing Rules or the GEM Listing Rules (as the case may be) applicable to the Company from time to time;

“Main Board”

the stock market operated by the Stock Exchange prior to the establishment of GEM (excluding the option market) and which stock market continues to be operated by the Stock Exchange in parallel with GEM;

“Main Board Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Offer”	an offer to grant an Option made in accordance with rule 3.1;

“Offer Date”	(save as modified in the context of particular rules) the date on which an Offer is made to an Eligible Person;

“Option”	an option to subscribe for Shares pursuant to the Scheme for the time being subsisting which shall include a Sale Option, where applicable;

“Option Holder”	a person holding an Option;

“Option Period”

the period during which an Option may be exercised as notified by the Board to an Eligible Person in the Offer, provided that such period shall not be longer than 10 years from the Offer Date, the Board may also impose restrictions on the exercise of an Option during the period an Option may be exercised;

“Option Price”

the price per Share payable on the exercise of an Option as determined by the Board on a fair and reasonable basis, taking into consideration the prevailing market condition, performance of the Company and after having assessed the efforts, performance and/or future potential contribution of the Eligible Person to the success of the business and operations of the Company (and the Affiliates from time to time), which shall be no less than the nominal value of the Shares on the Offer Date. The Option Price in respect of any Option granted after Phoenix has resolved to seek a separate listing of the Company on the Main Board or GEM or an overseas stock exchange and up to the listing date of the Company must be not less than the new issue price (if any) of the Shares on listing. Without prejudice to the foregoing, any Option granted during the period commencing six months before the lodgement of Form 5A (or its equivalent for listing on the Main Board or any overseas exchange) up to the listing date of the Company are subject to the above requirement. The exercise price of any Option granted during such period shall be adjusted to a price not lower than the new issue price as the Board may deem appropriate; or (where applicable) such price as from time to time adjusted pursuant to the Scheme;

“Phoenix”	Phoenix Media Investment (Holdings) Limited, an exempted company incorporated in the Cayman Islands;

“Phoenix Board”	the board of directors of Phoenix for the time being or a duly authorised committee thereof;

“Phoenix Shareholder”	the shareholder of issued share(s) of Phoenix from time to time;

“PRC”	the People’s Republic of China, which shall exclude Hong Kong, the Macau Special Administrative Region and Taiwan;

“Relevant Event”

any variation in the share capital of the Company arising from any reduction, sub-division or consolidation of share capital, any rights issue or the issue of any share capital (including any securities convertible into share capital or warrants or options to subscribe for any share capital but excluding any Option granted pursuant to the

Scheme or other share option schemes of the Company) by way of capitalisation of profits or reserves or in connection with an offer made pro rata to the Shareholders except where share capital is issued as consideration or part consideration in a transaction;

“Sale Option”	a right granted to receive the Sale Price in respect of Shares pursuant to the Scheme;

“Sale Price”

the amount (if any) by which (i) the net proceeds of sale (e.g. after payment of, without limitation, stamp duty, commissions, brokerage and Stock Exchange transaction levy) of the Shares in respect of which a Sale Option is exercised, exceeds (ii) the Subscription Price applicable to such Shares;

“Scheme”	this share option scheme of the Company in its present form or as from time to time amended in accordance with the provisions hereof;

“Scheme Period”	the period commencing on the Effective Date and expiring at the close of business on the business day immediately preceding the tenth anniversary thereof;

“Share(s)”

shares of the Company, and for the purposes of the description of shares of the Company issued or issuable under this Scheme, means the class A ordinary shares of US$0.01 each (or such other amount as such ordinary shares may be divided or consolidated or converted into) in the share capital of the Company;

“Shareholder”	the shareholder of issued Share(s) from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription Price”	an amount equal to the Option Price multiplied by the relevant number of Shares in respect of which the Option is exercised;

“Supplementary Guidance”

the supplementary guidance attached to the letter from the Stock Exchange dated 5 September 2005 and any guidance and interpretation issued from time to time by the Stock Exchange relating to share option schemes;

“HK$”	Hong Kong dollars; and

“US$”	United States dollars.

2.2                               References to the singular include the plural, references to any one gender include every gender, references to persons include bodies corporate and unincorporated; and (in each case) vice versa.

2.3                               References to these rules are to the rules constituting the Scheme.

2.4                               Headings used in these rules are for convenience only and shall not affect their interpretation.

2.5                               References to any statute or statutory provision or the Listing Rules shall be construed as references to such statute or statutory provision or the Listing Rules as respectively amended, consolidated or re-enacted, or as its operation is modified by any other statute or statutory provision (whether with or without modification) or regulatory bodies, and shall include any subsidiary legislation enacted under the relevant statute.

3.                                      OFFER OF GRANT OF OPTIONS

3.1                               Subject to these rules and for so long as the Company remains a subsidiary of Phoenix, subject also to the Listing Rules, the Board may during the Scheme Period at its absolute discretion (subject to any terms and conditions as it may think fit including any vesting period) make an Offer (in such form as the Board may from time to time determine but which shall in any event be in writing) to an Eligible Person. The eligibility of the Eligible Persons is determined by the Board with reference to the Eligible Persons’ past and expected commitment and contribution to the Company and/or the Affiliates.

3.2                               Any proposed grant of Options to a director, chief executive, management shareholder (if applicable) or substantial shareholder (as such terms are defined in the Listing Rules) of Phoenix or any of their respective associates, for so long as the Company remains a subsidiary of Phoenix, must be approved by independent non-executive directors of Phoenix (excluding any independent non-executive director of Phoenix who is proposed to be a grantee of such Options).

3.3                               For so long as the Company remains a subsidiary of Phoenix, where any proposed grant of Options to a substantial shareholder (as such term is defined in the Listing Rules) of Phoenix or an independent non-executive director of Phoenix, or any of their respective associates, will result in the total number of Shares issued and to be issued upon exercise of Options granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the Offer Date:

(a)                                 representing in aggregate over 0.1% of the Shares in issue; and

(b)                                 having an aggregate value, based on market price of the Shares (calculated based on the closing price of the American depositary shares representing the Shares on the relevant exchange) at the date of each grant, in excess of HK$5 million, such further grant of Options, and any change in the terms of Options granted, shall be subject to the issue of a circular in compliance with Rule 23.04 of the GEM Listing Rules or Rule 17.04 of the Main Board Listing Rules (as the case may be) by Phoenix to the Phoenix Shareholders and the approval (by way of voting by poll) of Phoenix in general meeting at which all core connected persons of Phoenix must abstain from voting, except that any core connected person of Phoenix may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular.  The date of the meeting of the Board proposing such further grant shall be taken as the Offer Date for the purpose of calculating the minimum Option Price.

3.4                               For so long as the Company remains a subsidiary of Phoenix, an Offer must not be made after inside information of the Company or Phoenix has come to their knowledge until Phoenix has announced the information. In particular, during the period commencing one month immediately preceding the earlier of:

(a)                                 the date of the meeting of the Phoenix Board (as such date is first notified to the Stock Exchange in accordance with Rule 17.48 of the GEM Listing Rules or Rule 13.43 of the Main Board Listing Rules (as the case may be)) for the approval of any quarterly, interim or annual results; and

(b)                                 the deadline for Phoenix to publish any quarterly, interim or annual results announcement under the Listing Rules,

and ending on the date of the results announcement of Phoenix, no Option may be granted.

3.5                               The Board has the discretion to require a particular Option Holder to achieve certain performance targets specified at the time of Offer before any Option granted under the Scheme can be exercised.

3.6                               The Board has the discretion to fix any minimum period(s) for which an Option or any part thereof has to be held before the exercise of the subscription rights attaching thereto.

4.                                      MAXIMUM NUMBER OF SHARES IN RESPECT OF WHICH OPTIONS MAY BE GRANTED

4.1                               Subject to rule 4.2 below, for so long as the Company remains a subsidiary of Phoenix:

(a)                                 the total number of Shares which may be issued upon exercise of all Options to be granted under the Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the Shares in issue on the Effective Date (the “Limit”), unless further approval of the Phoenix Shareholders have been obtained pursuant to rule 4.1(b) and rule 4.1 (c) below, provided that Options lapsed in accordance with the terms of the Scheme will not be counted for the purpose of calculating the Limit;

(b)                                 Phoenix may seek approval from the Phoenix Shareholders in general meetings to refresh the Limit provided that:

(i)                                     the Limit as refreshed shall not exceed 10% of the Shares in issue as at the date of approval from the Phoenix Shareholders of the refreshed Limit;

(ii)           Options previously granted (including those outstanding, cancelled, lapsed or exercised in accordance with the provisions of the Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the Limit as refreshed; and

(iii)          a circular shall be despatched to the Phoenix Shareholders together with the notice of the relevant general meeting in accordance with Note 1 to Rule 23.03(3) of the GEM Listing Rules or Note 1 to Rule 17.03(3) of the Main Board Listing Rules (as the case may be); and

(c)                                  Phoenix may seek separate approval of the Phoenix Shareholders in general meeting to grant Options beyond the Limit or refreshed Limit provided that the Options in excess of the Limit or refreshed Limit are granted only to such Eligible Persons specifically identified by the Company before such approval is sought, and a circular containing a generic description of the specified Eligible Persons, the number and terms of the Options to be granted, the purpose of granting Options to the specified Eligible Persons and how these Options serve such purpose shall be despatched to the Phoenix Shareholders together with the notice of the relevant general meeting.

4.2                               The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Scheme and any other share option schemes of the Company shall not exceed 30% of the Shares in issue from time to time.

4.3                               The total number of Shares issued and to be issued upon the exercise of Options granted and to be granted to each Eligible Person (including both exercised and outstanding Options) in any 12-month period up to and including the Offer Date shall not exceed 1% of the Shares in issue as at the Offer Date (the “Individual Limit”).

4.4                               The Company may grant further Options in excess of the Individual Limit, subject to approval of the Phoenix Shareholders (for so long as the Company remains a subsidiary of Phoenix) in general meeting, at which the Eligible Person involved and his close associates (or his associates if the Eligible person is a connected Person) shall be required to abstain from voting, and the following provisions shall apply:

(a)                                 a circular shall be despatched to the Phoenix Shareholders together with the notice of the relevant general meeting, which shall contain the identity of the Eligible Person involved and the number and terms of Options granted and to be granted and other information required by the Listing Rules and the Stock Exchange;

(b)                                 the number and terms of Options to be granted to the Eligible Person involved shall be fixed before the general meetings; and

(c)                                  the date of the meeting of the Board for proposing such further grant should be taken as the Offer Date for the purpose of calculating the minimum Option Price.

5.                                      ACCEPTANCE OF OFFERS OF OPTIONS

5.1                               An Offer may be accepted in whole or in part by an Eligible Person returning to the secretary of the Company, by 5:00 p.m. on the date specified in the Offer as the latest date for acceptance, the duplicate of the Offer document or other instrument in writing, duly signed by the Eligible Person together with a remittance in favour of the Company of HK$1.00 (or foreign currency equivalent) by way of consideration for the grant thereof.  Such remittance shall in no circumstances be refundable.  Once accepted, the

Option shall be deemed to have been granted from the date on which it was offered to the relevant Eligible Person.  The Board may (but shall not be obliged to) issue Option certificates to Option Holders in such form as they may determine from time to time.

5.2                               All Offers and Options shall be personal to the person to whom it was made or granted and shall not be transferable or assignable and no Eligible Person to whom an Offer was made or Option Holder shall sell, transfer, charge, mortgage, encumber or create any interest whatsoever in favour of any third party over or in relation to any Offer or Option or enter into any agreement so to do.  The Company will be deemed to have withdrawn any Offer made to an Eligible Person upon any breach of the foregoing.  All outstanding unexercised Options granted to an Option Holder shall lapse upon any breach by him of the foregoing.

5.3                               Offers not accepted within the period for acceptance specified in the Offer shall lapse.

6.                                      EXERCISE OF OPTIONS

6.1                               Subject to the provisions of these rules providing for automatic lapse of Option, Options may be exercised in whole or in part in the manner as set out in this rule 6.1 or rule 6.2 (as the case may be) by the Option Holder (or his personal representative(s)) at any time during the Option Period.  In order for the exercise of an Option to be effective, the secretary of the Company must, prior to the expiry of the Option Period, have received:

(a)                                 a written notice in the form of the notice attached hereto as Schedule I stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised.  In the case of an Option Holder who is a national or a resident of the PRC or of such other country or jurisdiction as the Board shall determine from time to time and notify to the Option Holders, the notice exercising the Option shall include an undertaking in the form set out in the notice attached hereto as Schedule I confirming that the funds representing the Subscription Price payable under rule 6.1(b) upon exercise of the Option were obtained in accordance with the applicable laws and regulations.  If such undertaking is not included in the notice, the Option shall be deemed for all purposes to be a Sale Option and be exercised in accordance with rule 6.2; and

(b)                              payment in full of the Subscription Price (unless the Option is or is deemed to be a Sale Option).

A notice issued by an Option Holder under rule 6.1(a) shall include a representation to the Company that the Option Holder has complied with all applicable laws, enactments and regulations to which he is subject and obtained all necessary consents thereunder to the reasonable satisfaction of the Company.

Unless otherwise agreed between the Company and the Option Holder, Shares in respect of an Option exercised (and upon payment of the Subscription Price) shall be allotted and issued and credited as fully-paid by the Company using reasonable endeavours but in any event within 30 days of the date upon which exercise of an Option becomes effective (being the date of receipt by the Company of the notice given under rule 6.1(a)).

6.2                               Sale Options shall be exercised on the following terms and conditions (and if any of such conditions shall not be fulfilled the exercise of the Sale Option shall be void and of no effect):

(a)                                 It shall be a condition that the exercise of a Sale Option shall be permitted under all applicable statutes, laws, rules and regulations.

(b)                                 It shall be a further condition of the exercise of a Sale Option that the relevant Shares once issued shall be traded on the New York Stock Exchange, GEM or the Main Board or such other recognised stock exchange as the Board shall approve, and that at all times during the period from and including the exercise of the Sale Option and issue of the relevant Shares until the completion of the sale of the relevant Shares, dealings in the Shares on such exchange shall continue and shall not be suspended.

(c)                                  It shall be a further condition of the exercise of a Sale Option that the net proceeds of sale of the relevant Shares (as referred to in the definition of “Sale Price”) shall exceed the total of (a) the Subscription Price of such Shares and (b) the liability, obligation or loss which may fall on the Group under rule 6.3 (but not covered in the net proceeds of sale of such Shares).

(d)                                 Upon the exercise of a Sale Option, and subject to it becoming unconditional in all respects, the Board shall approve, as soon as reasonably practicable, the Shares in respect of which the Sale Option is exercised, shall arrange for the sale on the New York Stock Exchange, GEM or the Main Board or such other recognised stock exchange as the Shares shall be traded on, shall allot and instruct the share registrar of the Company to issue the relevant Shares to the relevant purchaser(s) or subscriber(s), shall receive the whole of the net proceeds of sale of the Shares for the Company’s account, free of all liens or trusts, and shall pay to the Option Holder, subject to rule 6.3 below an amount equal to the Sale Price in cash, by Company cheque or wire transfer at the Company’s election.  The Option Holder shall provide the Company with such information in relation to the method of making payment as the Company may require, and the making of such payment in accordance with such information shall operate as a complete and absolute discharge of the Company’s obligations to make payments in respect of the exercise of the Sale Option.  If so required by the Company, an Option Holder shall deliver a duly executed receipt of payment contemporaneously with the making of such payment.

6.3                               The Option Holder shall be solely liable to pay all taxes and other levies which may be assessed or assessable on any payments made by the Company hereunder and/or relating to the exercise of an Option (including a Sale Option).  All payments required to be made hereunder by the Company shall be subject to the deduction or withholding of such amounts as the Board may reasonably determine is necessary or desirable by reason of any liability to tax or obligation to account for tax or loss of any relief from tax which may fall on the Group in respect of, or by reason of such payment or the exercise of the relevant Option (including the Sale Option), and the Option Holder agrees to indemnify and keep the Company (for itself and as trustee for other companies within the Group) indemnified in respect of any such liability, obligation or loss and accepts that any claim in respect of such indemnity may be satisfied by set-off against any sums due from the Group to such Option Holder from time to time.

6.4                               The Shares to which a Sale Option relates shall be allotted and issued on terms that they shall be fully paid up (upon payment of the Subscription Price) and the part of the net proceeds of issue which equals the Subscription Price of such Shares shall be credited to share capital and capital reserves.

6.5                               The Sale Options are solely a device for the measurement and determination of the amount to be paid to each Option Holder of a Sale Option.  Sale Options shall not constitute or be treated as property or as a trust fund of any kind or as shares, an interest in shares, share options or any form of equity, but shall constitute an unsecured obligation of the Company to pay the Sale Price on the terms set out in the Scheme.

6.6                               For the avoidance of doubt, Shares issued upon the exercise of an Option shall not carry voting rights until such Shares are entered in the register of members of the Company.   The Shares to be allotted and issued upon the exercise of an Option will rank pari passu with the fully paid Shares in issue and accordingly will entitle the Option Holder to participate in all dividends or other distributions paid or made on or after the date when such Shares are entered in the register of members of the Company other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date when such Shares are entered in the register of members of the Company, provided always that when the date of exercise of the Option falls on a date upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened.

6.7                               If an Option Holder ceases to be an Eligible Person during any relevant Option Period:

(a)                                 by reason of ill-health, injury, disability or death (all evidenced to the satisfaction of the Board), then any outstanding Offer to him shall lapse and he or (as the case may be) his personal representative(s) may exercise all his Options (to the extent not already exercised) up to his entitlement at the date of such ill-health, injury, disability, death or cessation within a period of six months thereafter, failing which they shall lapse and determine at the end of the relevant period;

(b)                                 by reason of retirement in accordance with his contract of employment or upon expiration of his term of directorship, then any outstanding Offer to him shall lapse and he may exercise all his Options (to the extent not already exercised) up to his entitlement at the date of such retirement or expiration within six months thereafter, failing which they shall lapse and determine at the end of the relevant period;

(c)                                  by reason of voluntary resignation other than by reason of the circumstances set out in rules 6.7(a) and 6.7(b), any outstanding Offer to him shall lapse and he may exercise his Options (to the extent not already exercised) up to his entitlement at the date of such resignation within 30 days thereafter, failing which they shall lapse and determine at the end of the relevant period;

(d)                                 by reason of termination of his employment for serious misconduct or in accordance with the termination provisions of his contract of employment by his employing company otherwise than by reason of redundancy, any outstanding Offer to him shall lapse and all his Options shall lapse and determine on the date of such termination;

(e)                                  by reason of termination of such other contract or agreement constituting him an Eligible Person for the Option Holder’s breach of the terms thereof or in accordance with the termination provisions of such contract or agreement by any contracting party, any outstanding Offer to him shall lapse and all his Options shall lapse and determine on the date of such termination; and

(f)                                   for any reason other than as described in rules 6.7(a), 6.7(b), 6.7(c), 6.7(d) and 6.7(e), any Options exercisable at the date he ceases to be an Eligible Person may be exercised to the extent then exercisable under rule 6.1 or 6.2 within a period expiring on the earlier of (i) six months from the date he so ceases or (ii) the expiration of the relevant Option Period(s) (but shall otherwise lapse and determine) and any outstanding Offer to him shall lapse;

provided always that in each case the Board at its absolute discretion may decide that such Options shall not so lapse or determine subject to such conditions or limitations as the Board may decide.

In this connection, during any relevant Option Period, the Board may require an Option Holder to supply such documents and/or information as the Board may at its absolute discretion consider to be necessary for ascertaining as to whether and when such Option Holder has ceased to be an Eligible Person.  The Company shall only use all such documents and/or information for the above purpose but not otherwise.  For the avoidance of doubt, the Company shall be entitled to withhold from proceeding with such Option Holder’s exercise of any Option unless and until he has provided the requested documents and/or information to the satisfaction of the Board.

6.8                               Notwithstanding anything stated in the Scheme to the contrary, an Option Period shall not be extended and, on expiry of an Option Period, all rights in respect of an Option shall terminate, except in so far as there has been an effective exercise of that Option prior thereto and the Company has not discharged all its duties under the Scheme in relation to the exercise.  No Option may be exercised after the expiry of the Option Period to which it relates.

6.9                               Any Options granted but not exercised may be cancelled if the Option Holder agrees in writing.  Issuance of new Options to the same Option Holder may only be made if there are unissued Options available under the Scheme (excluding the cancelled Options) and in compliance with the terms of the Scheme.

7.                                      TAKEOVER OFFERS, LIQUIDATION AND RECONSTRUCTION

7.1                               If a general offer (other than by way of scheme of arrangement pursuant to rule 7.2) is made to all Shareholders or, for so long as the Company remains a subsidiary of Phoenix, to all Phoenix Shareholders (other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), the Company shall forthwith give notice thereof (the “Notice of General Offer”) to all Option Holders who may at any time after such offer becomes or is declared unconditional during the Option Period of the relevant Option, be entitled to exercise the Option (to the extent not already exercised) to its full extent regardless of any vesting period requirements (if any) or to the extent specified in the Option Holder’s notice to the Company in accordance with the provisions of rule 6.1 or 6.2 at any time thereafter and up to the close of such offer (or any revised offer). All outstanding Offers and unexercised Options shall lapse upon the close of such offer (or any revised offer) unless the Company has specified in the Notice of General Offer that all outstanding Offers and unexercised Options shall remain valid notwithstanding the general offer. Any outstanding Offer or unexercised Option surviving such general offer (or revised offer) shall continue to be bound by the terms of the relevant Offer and the Scheme.

7.2                               If a general offer by way of scheme of arrangement is made to all Shareholders or, for so long as the Company remains a subsidiary of Phoenix, to all Phoenix Shareholders, and has been approved by the necessary number of Phoenix Shareholders (as the case may be) at the requisite meetings, the Company shall forthwith give notice thereof (the “Notice of Scheme of Arrangement”) to all Option Holders who may at any time thereafter and until such time as specified by the Company in such notice exercise their unexercised Options to its full extent regardless of any vesting period requirements (if any) or to the extent notified by the Company (if applicable) in accordance with the provisions of rule 6.1 or 6.2. All outstanding Offers and unexercised Options shall lapse upon expiry of the period specified by the Company in the Notice of Scheme of Arrangement unless the Company has specified in such notice that all outstanding Offers and unexercised Options shall remain valid notwithstanding the scheme of arrangement. Any outstanding Offer or unexercised Option surviving such scheme of arrangement shall continue to be bound by the terms of the relevant Offer and the Scheme.

7.3                               If notice is duly given by the Company to its members to convene a general meeting at which a resolution will be proposed to voluntarily wind up the Company, the Company shall give notice thereof to all Option Holders on the same date (containing an extract of the provisions of this rule) as it despatches such notice to each member of the Company, and thereupon each Option Holder or his personal representative(s) shall be entitled to exercise all or any of his unexercised Options either to its full extent regardless of any vesting period requirements (if any) or to the extent specified in such notice (if applicable) in accordance with the provisions of rule 6.1 or 6.2 at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company.  In the event that an Option Holder shall exercise the Option according to rule 6.1, the notice exercising the Option shall include an undertaking set out in rule 6.1(a) and be accompanied by a remittance for the full amount of the aggregate Subscription Price whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Shares to the Option Holder credited as fully paid and register the Option Holder as holder thereof.  If the resolution to wind up the Company is duly passed, all Options shall, to the extent that they have not been exercised, thereupon cease and determine and all outstanding Offers shall lapse.

7.4                               If under the Companies Law a compromise or arrangement between the Company and the Shareholders or between the Company and its creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all Option Holders on the same date as it despatches the notice which is sent to each Shareholder or creditor of the Company summoning the meeting to consider the compromise or arrangement, and thereupon each Option Holder (or where permitted his personal representative(s)) may exercise all or any of his unexercised Options either to its full extent regardless of any vesting period requirements (if any) or to the extent specified in such notice (if applicable) in accordance with the provisions of rule 6.1 or 6.2 at any time not later than two business days prior to the proposed meeting by giving notice in writing to the Company.  In the event that an Option Holder shall exercise the Option according to rule 6.1, the notice exercising the Option shall include an undertaking set out in rule 6.1(a) and be accompanied by a remittance for the full amount of the aggregate Subscription Price whereupon the Company shall as soon as possible and, in any event, no later than the day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Option Holder which falls to be issued on such exercise of the Option credited as fully paid and register the Option Holder as holder thereof.  All outstanding Offers and unexercised Options shall lapse upon the compromise or arrangement becoming effective unless the Company has specified in such notice that all outstanding Offers and unexercised Options shall remain valid notwithstanding the compromise or arrangement. Any outstanding Offer or unexercised Option surviving such compromise or arrangement shall continue to be bound by the terms of the relevant Offer and the Scheme.

7.5                               Subject to rules 7.1 to 7.4 above, all outstanding Offers and unexercised Options shall lapse on the date of commencement of winding up of the Company.

7.6                               In no circumstances shall the lapse of Offers or Options under the terms of the Scheme entitle an Eligible Person or an Option Holder to any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Options then held by him or any Offer or otherwise in connection with the Scheme.

8.                                      ADJUSTMENTS

8.1                               Upon the occurrence of any Relevant Event, the number or nominal value of Shares comprised in each Option and/or the Option Price thereunder and/or the Limit (as refreshed from time to time) may be adjusted in any manner as the Board (having received a confirmation in writing from the Auditors, acting as experts and not as arbitrators, that in their opinion the proposed adjustments satisfy the requirements set out in Rule 23.03(13) of the GEM Listing Rules or Rule 17.03(13) of the Main Board Listing Rules (as the case may be) and the note thereto and the Supplementary Guidance for so long as the Company remains a subsidiary of Phoenix) may deem appropriate provided always that:

(a)                                 any adjustments should give an Option Holder the same proportion of the share capital of the Company (as interpreted in accordance with the Supplementary Guidance) as that to which he was previously entitled prior to such adjustments;

(b)                                 no adjustments shall be made which will enable a Share to be issued at less than its nominal value;

(c)                                  any adjustment so made shall be in compliance with the Companies Law, the

Listing Rules, such applicable guidance and/or interpretation of the Listing Rules from time to time issued by the Stock Exchange (including, without limitation, the Supplementary Guidance) and the rules of the relevant stock exchange on which the Shares are listed; and

(d)                                 where the Relevant Event arises from an issue of Shares, reference herein to Options shall include references to Options that have been exercised prior to the date of the adjustment in respect of Shares which pursuant to rule 6.6 do not rank and are not entitled to participate in the issue.

8.2                               Notice of any adjustments shall be given to the Option Holders by the Company, which may, but need not, call in Option certificates for endorsement or replacement (if applicable).

9.                                      ADMINISTRATION

9.1                               The Scheme shall be administered by the Board whose decision on all matters arising in relation to the Scheme, these rules or their interpretation or effect shall (save as otherwise provided herein) be final and binding on all persons who may be affected thereby, subject to the prior receipt of the confirmation in writing from the Auditors when so required by rule 8.1.  The Board may delegate some or all of its authority under the Scheme to an individual or individuals who may either be one or more of the members of the Board or one or more of the officers of the Company or its subsidiaries.

9.2                               The Board shall have power from time to time to make or vary regulations for the administration and operation of the Scheme, provided that the same are not inconsistent with these rules and the Listing Rules.

9.3                               The costs of introducing and administering the Scheme shall be borne by the Company.

9.4                               Notices or other communications required to be given to an Eligible Person or to an Option Holder shall either be delivered to him personally or sent to him by pre-paid post at his correspondence address according to the records of the Group or sent to him by facsimile transmission at his place of work or to such facsimile number as provided from time to time.  Notices or other communications to be given by any Eligible Person or Option Holder to the Company shall be delivered personally, or sent by pre-paid post or by facsimile transmission to its principal place of business in Hong Kong.  Such notices or communications shall be deemed to have been received:

(a)                                 if by delivery in person, when delivered to the addressee;

(b)                                 if by post in the case of a letter, on the second business day following posting if the address is in Hong Kong and on the seventh business day following posting if the address is outside Hong Kong; and

(c)                                  if by facsimile transmission, on production of a transmission report by the machine from which the facsimile transmission was sent which indicates that the facsimile transmission was sent in its entirety to the facsimile number of the recipient notified for the purpose of this rule.

9.5                               Option Holders shall be entitled to receive copies of all notices and documents sent by the Company to the Shareholders generally.

9.6                               The Company shall at all times keep available for allotment enough unissued Shares to satisfy all Options for the time being unexercised and Offers which are outstanding.

10.                               VARIATIONS AND TERMINATION

10.1                        Subject to rule 10.3, the Board may from time to time at its absolute discretion waive or amend any of the rules as they deem desirable, provided that, except with the prior sanction of  the Phoenix Shareholders (for so long as the Company remains a subsidiary of Phoenix) in general meeting:

(a)                                 no alteration to any of the matters set out in Rule 23.03 of the GEM Listing Rules or Rule 17.03 of the Main Board Listing Rules (as the case may be) shall be made to the advantage of Option Holders or Eligible Persons;

(b)                                 no alteration to the definition of “Eligible Person”; and

(c)                                  no alteration to the terms and conditions of the Scheme which are of a material nature or any change to the terms of Options granted may be made, except where the alterations take effect automatically under the existing terms of the Scheme, provided that for so long as the Company remains a subsidiary of Phoenix, the amended terms must still comply with the relevant requirements of Chapter 23 of the GEM Listing Rules or Chapter 17 of the Main Board Listing Rules (as the case may be).

10.2                        No amendments to the Scheme shall be made which would have the effect of abrogating or altering adversely any of the subsisting rights of Option Holders except with any consent on their part as would be required under the provisions of the Company’s constitutional documents as if the Options constituted a separate class of share capital and as if the relevant provisions are applied mutatis mutandis.

10.3                        Any change to the authority of the Board in relation to any alteration to the terms of the Scheme must be approved by the Phoenix Shareholders (for so long as the Company remains a subsidiary of Phoenix) in general meeting.

10.4                        The Company by an ordinary resolution of the Phoenix Shareholders (for so long as the Company remains a subsidiary of Phoenix) in general meetings may at any time terminate the operation of the Scheme and in such event no further Offers will be made but in all other respects the provisions of the Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the Scheme and Options granted prior to such termination shall continue to be valid and exercisable in accordance with these rules.

11.                               GOVERNING LAW AND JURISDICTION

The Scheme and all Options granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

Schedule I

[Date]

Phoenix New Media Limited

Attn: Company Secretary

Dear Sir,

Share Option Scheme

I hereby give notice that the share option granted to me under the Share Option Scheme of Phoenix New Media Limited (the “Scheme”) is hereby exercised in respect of [             ] Shares. Words and expressions defined in the rules of the Scheme (the “Rules”) shall have the same meanings in this letter.

[As I am a national of or resident in [the PRC] [or such other country or jurisdiction as the Board has determined and notified to the Option Holders], this notice is required to be accompanied by an undertaking complying with the Rules.]*  [Such undertaking is set out below, and therefore the share option to which this notice relates is deemed to be an Option.]  [Such undertaking is not set out below, and therefore the share option to which this notice relates is deemed to be a Sale Option.]*

[I enclose the remittance of [HK$            ], being the Subscription Price.]*  [I hereby undertake to the Company that the funds representing the Subscription Price were obtained in accordance with the applicable laws and regulations.]*  [I request that, subject to allotment of such Shares being made to me, my name and particulars as set out below be entered in the register of members of the Company as the holder of such Shares:-

Name	:	[ ]
Address	:	[ ]
Occupation	:	[ ]]*

I hereby [warrant and represent that [the exercise of the Option in accordance with this notice, the issue of Shares pursuant thereto, the registration of myself as the holder of the Shares, the exercise and enjoyment of the rights attaching to such Shares and the performance of the obligations of the Company and myself under the Scheme]* [the exercise of the Sale Option in accordance with this notice, the payment of the Sale Price and the performance of the obligations of the Company and myself under the Scheme] complies with all applicable laws, enactments and regulations to which I am subject and have obtained all necessary consents hereunder.*

Yours faithfully,

[name of Option Holder]

*  Please amend this notice appropriately to reflect:

(a)                                 that you are not a PRC national or resident, or national or resident of another country or jurisdiction which the Board has nominated, or if you are, that the notice includes the required undertaking, and accordingly, the share option is an Option as defined in the Rules; or

(b)                                 that you are a PRC national or resident, or national or resident of such other country or jurisdiction as the Board has nominated, that the notice is not accompanied by the required undertaking, and accordingly the share option is a Sale Option as defined in the Rules.

Please note that further amendments may be required if the share option is being exercised by the Option Holder’s personal representative(s).

If you require any assistance in preparing this notice, please contact [               ].